

82-4518

centrica

taking care of the essentials

RECEIVED

2005 JAN 14 A 11:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	4 January, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

Secretariat

dlw 1/18

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

4 January, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of Major Interests in Shares
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

4 January 2005

Centrica plc

Centrica plc received on 31 December 2004 a notification stating that the interest of Lloyds TSB Group Plc in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
Lloyds TSB Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not known

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Not known

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
Not known

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 6 14/81 pence

10. Date of transaction
Not known

11. Date company informed
31 December 2004

12. Total holding following this notification
138,376,973

13. Total percentage holding of issued class following this notification
3.66 %

14. Any additional information

None

15. Name of contact and telephone number for queries

Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification

Robin Healy

Date of notification

4 January 2004

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	4 January, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

4 January, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Close period share repurchase programme

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Regulatory Announcement

Go to market news section



Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	11:03 30-Dec-04

Centrica plc

Close Period Share Repurchase Programme

Centrica plc ('Centrica') announces today that it will commence an irrevocable, non-discretionary programme to purchase Centrica Ordinary Shares on its own behalf, for cancellation during its close period which commences on 1st January 2005 and ends on 23rd February 2005.

Any acquisitions will be effected within certain pre-set parameters and in accordance with both Centrica's general authority to repurchase shares and Chapter 15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of Centrica Ordinary Shares for the five dealing days preceding the date of purchase.

Enquiries

Kath Kyle Centrica plc 01753 494902

END